Subject to Completion
           Preliminary Pricing Supplement Dated September 10, 2002


PRICING SUPPLEMENT DATED: SEPTEMBER   , 2002                  Rule 424(b)(3)
--------------------------------------------

(To Prospectus Supplement dated April 22, 2002            File No. 333-83374
and Prospectus dated April 1, 2002)
Pricing Supplement Number:


                           Merrill Lynch & Co., Inc.
                              Merrill Lynch Notes
                  Due Nine Months or More from Date of Issue

                                 ------------

      Investing in the notes involves risks that are described in the "Risk Factors" section of this pricing supplement and the accompanying Prospectus Supplement.


Aggregate principal amount.....   $

Stated Maturity Date...........   September   , 2007

Issue Price....................   $1,000 per note

Original Issue Date............   September   , 2002

Interest Calculation...........   Floating Rate Note

Day Count Convention...........   Actual/Actual



Interest Rate Basis............   Treasury Rate

Index Maturity.................   3 months

Spread.........................   + 1.00%

Initial Interest Rate..........

Maximum Interest Rate..........   6.75% to 7.00% per annum (to be determined on the Pricing Date)

Minimum Interest Rate..........   N/A

Interest Payment Dates.........   Quarterly, on the 15th of March, June, September and December
                                  of each year commencing December 15, 2002

Interest Reset Dates...........   Quarterly, on the 15th of March, June, September and December
                                  of each year commencing December 15, 2002

Survivor's Option..............   Yes

CUSIP number...................   5901M0 BE 8

Form of notes..................   Book-entry

Denominations..................   We will issue and sell the notes in denominations of $1,000 and integral multiples of $1,000 in excess thereof.



Trustee........................   JPMorgan Chase Bank

Calculation Agent..............   Merrill Lynch, Pierce, Fenner & Smith Incorporated ("MLPF&S")

                                  All determinations made by the calculation agent will be at the sole discretion of the calculation agent and, absent manifest error, will be conclusive for all purposes and binding on ML&Co.
                                  and beneficial owners of the notes.

                                  All percentages resulting from any calculation on the notes will be rounded to the nearest one hundred-thousandth of a percentage point, with five one-millionths of a percentage point rounded upwards, e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655). All dollar amounts used in or resulting from this calculation will be rounded to the
                                  nearest cent with one-half cent being rounded upwards.

Proceeds to ML&Co..............   $

Purchasing Agent...............   MLPF&S

Purchasing Agent's Discount....   $



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




                                 RISK FACTORS

      Your investment in the notes involves certain risks. In consultation with your own financial and legal advisers, you should carefully consider, among other matters, the following discussion of risks, as well as the risks described in the accompanying Prospectus Supplement, before deciding whether an investment in the notes is suitable for you. The notes are not an appropriate investment for you if you are unsophisticated with respect to their significant components and interrelationships.

 Structure Risks of Notes Indexed to Interest Rates

      Because the notes are indexed to the Treasury Rate, there will be significant risks not associated with a conventional fixed rate debt security. These risks include fluctuation of the interest rates and the possibility that you will receive a lower amount of interest. We have no control over a number of matters, including economic, financial and political events, that are important in determining the existence, magnitude and longevity of these risks and their results. In recent years, values of certain interest rates have been volatile, and volatility in those and other interest rates may be expected in the future. However, past experience is not necessarily indicative of what may occur in the future.
                           DESCRIPTION OF THE NOTES

      Each $1,000 principal amount of notes will bear interest from the Original Issue Date pursuant to the Interest Rate Basis specified in this pricing supplement, until the principal of the note is paid or made available for payment. Interest will be payable in arrears on each Interest Payment Date on which an installment of interest is due and payable and at maturity. The first payment of interest on any note originally issued between a regular record date and the related Interest Payment Date will be made on the Interest Payment Date immediately following the next succeeding regular record date to the holder on the next succeeding regular record date. The regular record date will be the fifteenth calendar day, whether or not a Business Day, immediately preceding the related Interest Payment Date.

      The interest rate borne by each $1,000 principal amount of notes shall be determined by reference to the applicable Interest Rate Basis specified herein, plus or minus the applicable Spread, if any. As used in this pricing supplement, the "Spread" means the number of basis points to be added to or subtracted from the Interest Rate Basis. Commencing on the first Interest Reset Date, the rate at which interest on the notes will be payable will be reset as of each Interest Reset Date; provided, however, that the interest rate in effect for the period from the Original Issue Date to the first Interest Reset Date will be the Initial Interest Rate.

      The interest rate derived from an Interest Rate Basis will be determined in accordance with the applicable provisions below. The interest rate in effect on each day will be based on:

          o if the day is an Interest Reset Date, the interest rate determined as of the Interest Determination Date, as defined below, immediately preceding the applicable Interest Reset Date, or

          o if the day is not an Interest Reset Date, the interest rate determined as of the Interest Determination Date immediately preceding the most recent Interest Reset Date.


      Interest Reset Dates. The dates specified above under the heading "Interest Reset Dates" are the dates on which the interest rate will be reset, and each is referred to as an "Interest Reset Date". If any Interest Reset Date for the notes would otherwise be a day that is not a Business Day, the applicable Interest Reset Date will be postponed to the next succeeding day that is a Business Day.

      Interest Payments. The dates specified above under the heading "Interest Payment Dates" are the dates on which interest will be payable. Each $1,000 principal amount of notes will bear interest from the Original Issue Date at the rates specified in herein until the principal amount is paid or otherwise made available for payment. If any Interest Payment Date, other than an Interest Payment Date at maturity, would otherwise be a day that is not a Business Day, the Interest Payment Date will be postponed to the next succeeding day that is a Business Day. If the maturity of a note falls on a day that is not a Business Day, we will make the required payment of principal, premium, if any, and interest on the next succeeding Business Day, and no additional interest on such payment will accrue for the period from and after the maturity.

      Interest payments on each $1,000 principal amount of notes will equal the amount of interest accrued from and including the immediately preceding Interest Payment Date in respect of which interest has been paid or from and including the Original Issue Date, if no interest has been paid, to but excluding the related Interest Payment Date or maturity.

      With respect to each $1,000 principal amount of notes, accrued interest is calculated by multiplying the principal amount by an accrued interest factor. The accrued interest factor is computed by adding the interest factor calculated for each day in the period for which accrued interest is being calculated. The interest factor for each day will be computed by dividing the interest rate applicable to each day by the actual number of days in the year, as indicated above.

      Interest Determination Dates. The interest rate applicable to each interest reset period commencing on the Interest Reset Date with respect to that interest reset period will be the rate determined as of the applicable "Interest Determination Date". The Interest Determination Date with respect to the notes will be the day in the week in which the related Interest Reset Date falls on which day Treasury Bills, as defined below, are normally auctioned. Treasury Bills are normally sold at auction on Monday of each week, unless that day is a legal holiday, in which case the auction is normally held on the following Tuesday, except that the auction may be held on the preceding Friday; provided, however, that if an auction is held on the Friday of the week preceding the Interest Reset Date, the related Interest Determination Date will be the preceding Friday.

      Maximum and Minimum Interest Rates. If specified above, each $1,000 principal amount of notes may also have either or both of the following:

          o a maximum numerical limitation, or ceiling, on the rate at which interest may accrue during any interest period (a "Maximum Interest Rate"), and

          o a minimum numerical limitation, or floor, on the rate at which interest may accrue during any period (a "Minimum Interest Rate").

      The notes are issued as a series of debt securities under a senior indenture, dated as of October 1, 1993, as amended (the "1993 Indenture"), between ML&Co. and JPMorgan Chase Bank, as trustee. The 1993 Indenture is, and any notes issued under the 1993 Indenture will be, governed by and construed in accordance with the laws of the State of New York.

      Calculation Date. MLPF&S will be the calculation agent. Upon the request of the holder of the notes, the calculation agent will provide the interest rate then in effect and, if determined, the interest rate that will become effective as a result of a determination made for the next Interest Reset Date with respect to the note. Unless otherwise specified herein, the calculation date, if applicable, pertaining to any Interest Determination Date will be the earlier of:

          o the tenth calendar day after the applicable Interest Determination Date, or, if the tenth calendar day is not a Business Day, the next succeeding Business Day, or

          o the Business Day immediately preceding the applicable Interest Payment Date or maturity, as the case may be.

      Treasury Rate.  "Treasury Rate" means:

          (1) the rate from the auction held on the particular Interest Determination Date (the "Auction") of direct obligations of the United States ("Treasury Bills") having the Index Maturity specified above, under the caption "INVESTMENT RATE" on the display on Moneyline Telerate or any successor service on page 56 or any other page as may replace page 56 on that service or page 57 or any other page as may replace page 57 on that service, or

          (2) if the rate referred to in clause (1) is not published by 3:00 P.M., New York City time, on the related calculation date, the rate of Treasury Bills as published in H.15 Daily Update, or other recognized electronic source used for the purpose of displaying the applicable rate, under the caption "T- Bill Auction Average Investment 3 Month", or

          (3) if the rate referred to in clause (2) is not published by 3:00 P.M., New York City time, on the related calculation date, the Bond Equivalent Yield, as defined below, of the auction rate of the applicable Treasury Bills as announced by the United States Department of the Treasury, or

          (4) if the rate referred to in clause (3) is not announced by the United States Department of the Treasury, or if the Auction is not held, the Bond Equivalent Yield of the rate on the particular Interest Determination Date of the applicable Treasury Bills as published in H.15(519) under the caption "U.S. Government Securities/Treasury Bills/Secondary Market", or

          (5) if the rate referred to in clause (4) is not published by 3:00 P.M., New York City time, on the related calculation date, the rate on the particular Interest Determination Date of the applicable Treasury Bills as published in H.15 Daily Update, or other recognized electronic source used for the purpose of displaying the applicable rate, under the caption "U.S. Government Securities/Treasury Bills/Secondary Market", or

          (6) if the rate referred to in clause (5) is not published by 3:00 P.M., New York City time, on the related calculation date, the rate on the particular Interest Determination Date calculated by the calculation agent as the Bond Equivalent Yield of the arithmetic mean of the secondary market bid rates, as of approximately 3:30 P.M., New York City time, on that Interest Determination Date, of three primary United States government securities dealers, which may include the agent or its affiliates, selected by the calculation agent, for the issue of Treasury Bills with a remaining maturity closest to the particular Index Maturity, or

          (7) if the dealers selected by the calculation agent are not quoting as mentioned in clause (6), the Treasury Rate already in effect on the particular Interest Determination Date.

      "Bond Equivalent Yield" means a yield calculated in accordance with the following formula and expressed as a percentage:

                                                   D X N
                      Bond Equivalent Yield = ----------------  X 100
                                                360-(D x M)

      where "D" refers to the applicable per annum rate for Treasury Bills quoted on a bank discount basis and expressed as a decimal, "N" refers to 365 or 366, as the case may be, and "M" refers to the actual number of days in the applicable interest period.


                     UNITED STATES FEDERAL INCOME TAXATION

      Under the OID Regulations (as defined in the Prospectus Supplement), the notes will be treated as providing for stated interest at a single qualified floating rate. As a result, the notes will constitute variable rate debt instruments, within the meaning of the OID Regulations. In general, under the OID Regulations, all stated interest on the notes will constitute qualified stated interest. In particular, the amount of qualified stated interest that accrues with respect to a note during any accrual period will be determined under the rules applicable to fixed rate debt instruments by assuming that the qualified floating rate (i.e., the Interest Rate Basis plus the Spread) is a fixed rate equal to the value of the qualified floating rate (i.e., the Interest Rate Basis plus the Spread) as of the issue date. The qualified stated interest allocable to an accrual period will be increased (or decreased) if the interest actually paid during an accrual period exceeds (or is less than) the interest assumed to be paid during the accrual period pursuant to the foregoing rules.

      Prospective investors should consult the summary describing the principal U.S. federal income tax consequences of the ownership and disposition of the notes contained in the section called "United States Federal Income Taxation" in the accompanying Prospectus Supplement.



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